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                             September 12, 2023

       Lawrence Martin
       Chief Financial Officer
       Hallador Energy Company
       1183 East Canvasback Drive
       Terre Haute, Indiana 47802

                                                        Re: Hallador Energy
Company
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-34743

       Dear Lawrence Martin:

              We have reviewed your September 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 1 2023 letter.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Mining Properties, page 31

   1. We understand from your response to prior comments 1 through 5 that you would prefer to limit compliance
with the various disclosure requirements referenced in those comments to future
filings.

                                                        However, considering
the scope of this missing content we continue to believe that you will need to file an
amendment to provide all of the required disclosures. We suggest that you submit a draft of
all revisions for review prior to filing your amendment.

                                                        We reissue prior
comment 1 through 5.
 Lawrence Martin
FirstName LastNameLawrence  Martin
Hallador Energy Company
Comapany 12,
September NameHallador
              2023      Energy Company
September
Page 2    12, 2023 Page 2
FirstName LastName
Exhibits and Financial Statement Schedules, page 72

2. We note your response to prior comments 6 and 7, indicating that you intend to rely on the
         2021 Technical Report Summary prepared by Boyd for the Oaktown Mining Complex, and that you believe the report includes all of the required information.

         However, we have reviewed the various sections of the report referenced in your response and continue to believe that you will need to obtain and file a revised Technical Report
         Summary to address the following requirements.

                Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K requires information about the price and cut-off grade, which should be included in the Coal Resources and
              Reserves section of the report. The qualified person should provide a detailed explanation about why he believes the particular price is appropriate; and if relying on a quality cut-off rather than a cut-off grade, should also provide the quality specifications and a clear explanation of the minimum quality parameters.

                Item 601(b)(96)(iii)(B)(16)(i) of Regulation S-K requires information about product markets and price projections which should be presented in the Market Analysis section of the report.

                Item 601(b)(96)(iii)(B)(17) of Regulation S-K requires information about certain environmental and permitting factors, which should be presented in the Permitting and Compliance section of the report.

                Item 601(b)(96)(iii)(B)(19)(i) of Regulation S-K requires taxes to be considered in the economic analysis from the standpoint of the issuer notwithstanding the operating company status as a pass-through entity.

         The revised Technical Report Summary should be attached as an exhibit to the annual report and listed in the exhibit index. We suggest that you submit a draft of the revised report for our review prior to filing your amendment.
3. We understand from your response to prior comment 8 that coal associated with various uncontrolled tracts that you expect to acquire in the future, i.e. materials not classified as a mineral reserve, have been included in your life-of-mine plan and project economics.

         Although you indicate the mineral rights to these parcels are expected to be acquired
         "during the ordinary course of business," the quantities utilized in the life of mine plan and project economics of a feasibility study or preliminary feasibility study, must be limited to those in which you hold an ownership interest and which constitute a mineral reserve, consistent with Item 1300 and 1302(e)(3) of Regulation S-K.

         Please arrange to obtain and file a revised Technical Report Summary having a life-of-
         mine plan and project economics that are consistent with these requirements.
 Lawrence Martin
Hallador Energy Company
September 12, 2023
Page 3


      You may contact John Coleman, Mining Engineer, at 202-551-3610 or Karl Hiller,
Branch Chief, at 202-551-3686 if you have questions regarding comments.



FirstName LastNameLawrence Martin                      Sincerely,
Comapany NameHallador Energy Company
                                                       Division of Corporation
Finance
September 12, 2023 Page 3                              Office of Energy &
Transportation
FirstName LastName